Exhibit 9.1

                        [SILICON GAMING, INC. LETTERHEAD]

                   NOTICE OF TERMINATION OF EXCHANGE WARRANTS

To the Holders of Warrants to purchase
Common Stock of  Silicon Gaming, Inc.:

You are the registered holder of warrants (the "Exchange Warrants") issued by Silicon Gaming, Inc. ("Silicon Gaming") on June 30, 2000, as part of an exchange offer whereby you exchanged each share of Silicon Gaming common stock for a unit consisting of one share of common stock and a warrant to purchase 3.59662 shares of common stock at an exercise price of $0.1528 per share of common stock. The Exchange Warrants are governed by a Warrant Agreement between Silicon Gaming and EquiServe of Boston, the Warrant Agent, dated as of April 17, 2000 (the "Warrant Agreement"). A copy of the Warrant Agreement was filed as Exhibit 99.d.2 to the Schedule TO, filed by Silicon Gaming on April 20, 2000, and can be viewed at www.sec.gov. Or you may request a copy of the Warrant Agreement from Silicon Gaming at the following address:

                              Silicon Gaming, Inc.
                               Investor Relations
                             2800 West Bayshore Road
                               Palo Alto, CA 94303

On February 7, 2001, Silicon Gaming distributed a Proxy Statement to its stockholders giving notice of a special meeting of the stockholders to be held February 27, 2001. At that meeting, stockholders will vote on a proposal to adopt an Agreement and Plan of Merger with International Game Technology, pursuant to which, if approved by stockholders, Silicon Gaming will merge with and into a wholly owned subsidiary of International Game Technology and each share of common stock of Silicon Gaming will automatically convert into the right to receive cash. Assuming certain shares of WagerWorks owned by Silicon Gaming are sold for $6.0 million, the estimated proceeds per share of Silicon Gaming common stock from the proposed merger transaction is $0.1025 to $0.1225, substantially less than the exercise price of the Exchange Warrants ($0.1528).

The proposed merger transaction with International Game Technology constitutes an "Extraordinary Transaction" as that term is defined in Section 4.1(d) of the Warrant Agreement. As such, Silicon Gaming is required to give notice to registered holders of Exchange Warrants of its intention to pursue this proposed merger transaction at least twenty days prior to consummation of the Extraordinary Transaction. This letter shall constitute notice, pursuant to
Section 4.3 of the Warrant Agreement, of Silicon Gaming's intention to enter into an Extraordinary Transaction.

Pursuant to Section 4.1(d) of the Warrant Agreement, the Exchange Warrants will terminate on the effective date of the Extraordinary Transaction unless provision is made in the transaction, in the sole discretion of the parties thereto, for the assumption of the Warrants or the substitution for the Exchange Warrants of new warrants of the successor person or entity or a parent or subsidiary thereof. The parties to the proposed merger transaction have elected not to make provision for the assumption or substitution for the Exchange Warrants by the successor to Silicon Gaming.
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THE EXCHANGE WARRANTS ARE NOT CURRENTLY  EXERCISABLE AND WILL NOT BE EXERCISABLE
PRIOR TO THE CONSUMMATION OF THE PROPOSED MERGER TRANSACTION. ACCORDINGLY, THE CONSUMMATION OF THE PROPOSED MERGER TRANSACTION WILL HAVE THE EFFECT OF AUTOMATICALLY EXTINGUISHING ALL EXCHANGE WARRANTS.

If approved by the stockholders of Silicon Gaming, it is anticipated that the proposed merger would be consummated in the first or second quarter of 2001, but no earlier than twenty days from the date of this notice.


Dated: February 20, 2001                Silicon Gaming, Inc.